Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ingredion Incorporated:

We consent to the incorporation by reference in the registration statement on Form S-8 of Ingredion Incorporated of our report dated February 20, 2015, with respect to the consolidated balance sheets of Ingredion Incorporated and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Ingredion Incorporated.

/s/ KPMG LLP
Chicago, Illinois
December 21, 2015